LATAM group transported 6.2 million passengers in April with positive performance in affiliates’ domestic markets

Operating statistics for April 2024
Santiago, May 9, 2024 - LATAM group reported its operational statistics for April 2024, a month during which it transported 6.2 million passengers, 13.8% more than the previous year. This result is explained by the positive domestic performance of the affiliates in Chile, Colombia, Ecuador and Peru, which transported 13.8% more passengers compared to 2023, as well as the affiliate in Brazil, which transported 9.5% more passengers.
On the other hand, passengers transported internationally increased 24.9% during the period, compared to the same month of 2023. In the first four months of the year, the group transported 26.5 million passengers in total.
During April, LATAM group increased its consolidated capacity, measured in available seat kilometers (ASK), by 16.8% compared to April 2023. While the capacity of the international segment grew by 21.0%, the domestic capacity of the affiliates in Chile, Colombia, Ecuador and Peru increased by 14.7% and the affiliate in Brazil by 11.6%, all compared to the same month of the previous year.
Consolidated passenger traffic, measured in revenue passenger kilometers (RPK), grew by 19.8% in April 2024, noting a double-digit increase both domestically and internationally.
As a result, the consolidated load factor in April reached 81.1%, which represents an increase of 2.0 percentage points compared to the same period of 2023. Notably, the load factor of the international segment increased 2.3 percentage points this month, which reached 83.9%.
Regarding its cargo operations, LATAM group increased capacity, measured in available ton kilometers (ATK), by 12.6% versus April 2023, reaching 661 million available ton-kilometers.
The following table summarizes the operating statistics for the month and the year to date figures as of April 2024 for the main LATAM business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    1
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	April			Year to Date
	2024	2023	% Change	2024	2023	% Change
LATAM GROUP PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,059	8,400	19.8%	42,517	34,929	21.7%
DOMESTIC SSC (1)	1,730	1,487	16.4%	7,641	6,294	21.4%
DOMESTIC BRAZIL (2)	3,018	2,643	14.2%	12,607	11,523	9.4%
INTERNATIONAL (3)	5,310	4,271	24.3%	22,269	17,112	30.1%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	12,406	10,624	16.8%	50,867	43,361	17.3%
DOMESTIC SSC (1)	2,184	1,904	14.7%	9,339	7,776	20.1%
DOMESTIC BRAZIL (2)	3,895	3,491	11.6%	15,750	14,814	6.3%
INTERNATIONAL (3)	6,327	5,229	21.0%	25,779	20,771	24.1%

PASSENGER LOAD FACTOR
SYSTEM	81.1%	79.1%	2.0p.p	83.6%	80.6%	3.0p.p
DOMESTIC SSC (1)	79.2%	78.1%	1.2p.p	81.8%	80.9%	0.9p.p
DOMESTIC BRAZIL (2)	77.5%	75.7%	1.8p.p	80.0%	77.8%	2.3p.p
INTERNATIONAL (3)	83.9%	81.7%	2.3p.p	86.4%	82.4%	4.0p.p

PASSENGER BOARDED (thousand)
SYSTEM	6,247	5,492	13.8%	26,482	22,445	18.0%
DOMESTIC SSC (1)	2,355	2,070	13.8%	10,206	8,300	23.0%
DOMESTIC BRAZIL (2)	2,702	2,468	9.5%	11,226	10,278	9.2%
INTERNATIONAL (3)	1,190	953	24.9%	5,050	3,867	30.6%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	349	314	11.2%	1,361	1,216	12.0%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	661	587	12.6%	2,592	2,290	13.2%

CARGO LOAD FACTOR
SYSTEM	52.8%	53.5%	-0.7p.p	52.5%	53.1%	-0.6p.p
(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates' aircraft, they have a fleet of 20 freighters. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    3
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net